September 4, 2018

Thomas Brooks
Chief Executive Officer
Right of Reply Ltd
First Floor, Victory House
99-101 Regent St
Mayfair, London W1B 4EZ
United Kingdom

       Re: Right of Reply Ltd
           Registration Statement on Form S-1
           Filed August 27 2018
           File No. 333-227038

Dear Mr. Brooks:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications
cc:    Robert Diener, Esq,